SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

FIFTH ADDENDUM TO THE SHAREHOLDERS’ AGREEMENT ENTERED
INTO BETWEEN THE CONTROLLING SHAREHOLDERS OF TRIKEM
S.A. AND BNDES PARTICIPAÇÕES S.A. – BNDESPAR

By this instrument, the Parties below:

I. ODEBRECHT S.A. (successor of ODEBRECHT S.A., CNPJ/MF 15.105.588/0001-15), a joint-stock company with its principal place of business at Avenida Luiz Viana, 2.841, Paralela, in the City of Salvador, State of Bahia, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 05.144.757/0001-72, herein represented pursuant to its Bylaws, hereinafter referred to as ODB;

II. ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A., a joint-stock company with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Rebouças, 3.970, 32º andar-parte, enrolled with CNPJ/MF under No. 10.904.193/0001-69, herein represented pursuant to its Bylaws, hereinafter referred to as OSP and, collectively with ODB, simply as “ODEBRECHT COMPANIES”;

III. BRK INVESTIMENTOS PETROQUÍMICOS S.A., a joint-stock company with its principal place of business in the City of São Paulo, State of São Paulo, at Avenida Rebouças, 3970, 32º andar-parte, Pinheiros, enrolled with CNPJ/MF under No. 11.395.617/0001-70, herein represented pursuant to its Bylaws, hereinafter referred to as BRK; and

IV. BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a wholly-owned subsidiary of the National Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), with its principal place of business in Brasília, Federal District, and service offices at Avenida República do Chile, 100, parte, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with CNPJ/MF under No. 00.383.281/0001-09, herein represented pursuant to its Bylaws, hereinafter referred to as BNDESPAR;

and, as INTERVENING PARTY:

V. BRASKEM S.A. (successor of Trikem S.A.), a joint-stock company with its principal place of business at Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari, State of Bahia, enrolled with CNPJ/MF under No. 42.150.391/0001-70, herein represented pursuant to its Bylaws, hereinafter referred to as BRASKEM;

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WHEREAS:

A. On August 24, 2001, OPP Química S.A., ODB and BNDESPAR, as well as Trikem S.A. (“Trikem”), as Intervening Party, executed the "Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A. acting as Intervening Party" ("Shareholders’ Agreement");

B. On January 12, 2004, BRASKEM, in the capacity of successor of OPP Química S.A., Odebrecht Química S.A., ODB and BNDESPAR executed, with Trikem acting as Intervening Party, an “Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A. acting as Intervening Party (“Addendum”), establishing that if BNDESPAR is no longer the holder of 5% of the company that succeeds Trikem, BNDESPAR would have six (6) months as from the date of succession to achieve 5% of the share capital of the succeeding company, during which period the Shareholders’ Agreement would be extended (“Term”);

C. On January 15, 2004, Trikem was merged into BRASKEM, which succeeded Trikem in all of its rights and obligations, including those resulting from the Shareholders’ Agreement and the Addendum. As a result of the merger of Trikem, BNDESPAR became the shareholder of BRASKEM with 3.8% of its capital;

D. On July 13, 2004, ODB and BNDESPAR executed, with BRASKEM acting as Intervening Party, the “Second Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR” (“Second Addendum”), establishing an extension of the Term due to the public offering of primary distribution of class “A” preferred shares issued by BRASKEM, simultaneously held in Brazil and abroad, until November 30, 2004;

E. On November 30, 2004, ODB and BNDESPAR executed, with BRASKEM acting as Intervening Party, the “Third Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR” (“Third Addendum”), establishing an extension of the Term until March 31, 2005 due to the failure to complete the process of integration into BRASKEM of all publicly held companies controlled thereby;

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F. On May 22, 2005, ODB and BNDESPAR executed, with BRASKEM acting as Intervening Party, the “Fourth Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A.- BNDESPAR” (“Fourth Addendum”), establishing an extension of the Term to July 31, 2007, so that BNDESPAR could better evaluate the form of recomposing its interest in the share capital of BRASKEM;

G. On July 31, 2007, BNDESPAR exchanged part of its debentures issued by Odebrecht S.A. for preferred shares issued by BRASKEM, thus recomposing its interest in the share capital of BRASKEM to a percentage higher than that required by the Shareholders’ Agreement and its respective addenda, in order to be effective;

H. On December 31, 2009, ODB contributed its common shares and class “A” preferred shares issued by BRASKEM into OSP, which, in turn, contributed its common shares issued by BRASKEM into BRK, reason by which both OSP and BRK become parties to this Shareholders’ Agreement as from this Fifth Addendum;

I. On March 3, 2010, the Board of Directors of BRASKEM approved a capital increase of four billion and five hundred million Reais (R$ 4,500,000,000.00) (“Capital Increase”);

J. On April 5, 2010, BNDESPAR subscribed for 16,659,127 class “A” preferred shares in the Capital Increase, thus maintaining its interest in the share capital of BRASKEM at a percentage higher than that required by the Shareholders’ Agreement and its respective addenda, in order to be effective; and

K. The Parties mutually agree to extend the term of effectiveness of this Agreement for a further five (5) years, in which case the other provisions of the Shareholders’ Agreement, as amended by the Addendum, by the Second Addendum, by the Third Addendum and by the Fourth Addendum, shall remain valid, as applicable;

NOW THEREFORE, the Parties resolve to execute this Fifth Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR (“Fifth Addendum”), which shall be governed by the following clauses and conditions:

1. The terms and expressions used in this Fifth Addendum but not defined herein shall have the meaning ascribed thereto in the Shareholders’ Agreement;

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2. The Parties agree to extend the term of effectiveness established in item 6.1 of Clause Six of the Shareholders’ Agreement for a further five (5) years, in which case this item shall have the following wording:

“CLAUSE SIX
GENERAL PROVISIONS

6.1. This Agreement shall be effective as long as BNDESPAR holds more than five percent (5%) of the share capital of BRASKEM (“Successor Company”), or for a period of fifteen (15) years as from the date of execution of this Agreement, namely, August 24, 2001, whichever occurs first.”

3. The other items of Clause Six and the other provisions of the Shareholders’ Agreement, as amended by the Addendum, by the Second Addendum, by the Third Addendum and by the Fourth Addendum, as applicable, which do not conflict with this Fifth Addendum, shall remain valid.

The pages of this Instrument are initialed by Igor Pinheiro Moreira, lawyer of BNDES SYSTEM, by authorization of the undersigned legal representatives.

IN WITNESS WHEREOF, the Parties execute this Fifth Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. — BNDESPAR, in five (05) counterparts of equal form and content, in the presence of two (02) undersigned witnesses.

Rio de Janeiro, August 27, 2010.

ODEBRECHT S.A.

ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.

BRK INVESTIMENTOS PETROQUÍMICOS S.A.

4

BNDES PARTICIPAÇÕES S.A. – BNDESPAR

BRASKEM S.A.

WITNESSES:

1.	2.
Name:	Name
RG	RG

5

FOURTH ADDENDUM TO THE SHAREHOLDERS’ AGREEMENT ENTERED
INTO BETWEEN THE CONTROLLING SHAREHOLDERS OF TRIKEM
S.A. AND BNDES PARTICIPAÇÕES S.A. – BNDESPAR

By this instrument, the Parties below:

I. ODEBRECHT S.A., a joint-stock company with its principal place of business at Avenida Luiz Viana Filho, 2.841, Paralela, in the City of Salvador, State of Bahia, enrolled with the National Register of Legal Entities (CNPJ) under No.15.105.588/0001-15, herein represented pursuant to its Bylaws, and acting by itself and its controlled companies, hereinafter referred to as ODB; and

II. BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a wholly-owned subsidiary of the National Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), with its principal place of business in Brasília, Federal District, and service offices at Avenida República do Chile, 100, parte, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ under No. 00.383.281/0001-09, duly represented pursuant to its Bylaws, hereinafter referred to as BNDESPAR;

and, as INTERVENING PARTY;

III. BRASKEM S.A. (successor of Trikem S.A.), a joint-stock company with its principal place of business at Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari, State of Bahia, enrolled with the CNPJ under No. 42.150.391/0001-70, herein represented pursuant to its Bylaws, hereinafter referred to as BRASKEM;

WHEREAS:

A. On August 24, 2001, OPP Química S.A., ODB and BNDESPAR, as well as Trikem S.A. (“Trikem”), as Intervening Party, executed the "Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A. acting as Intervening Party" ("Shareholders’ Agreement");

B. On January 12, 2004, BRASKEM, in the capacity of successor of OPP Química S.A., Odebrecht Química S.A., ODB and BNDESPAR executed, with Trikem acting as Intervening Party, an “Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A. acting as Intervening Party

1

(“Addendum”), establishing that if BNDESPAR is no longer the holder of 5% of the company that succeeds Trikem, BNDESPAR would have six (6) months as from the date of succession to achieve 5% of the share capital of the succeeding company, during which period the Shareholders’ Agreement would be extended (“Term”);

C. On January 15, 2004, Trikem was merged into BRASKEM, which succeeded Trikem in all of its rights and obligations, including those resulting from the Shareholders’ Agreement and the Addendum. As a result of the merger of Trikem, BNDESPAR became the shareholder of BRASKEM with 3.8% of its capital;

D. On July 13, 2004, ODB and BNDESPAR executed, with BRASKEM acting as Intervening Party, the “Second Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR” (“Second Addendum”), establishing an extension of the Term due to the public offering of primary distribution of class “A” preferred shares issued by BRASKEM, simultaneously held in Brazil and abroad, until November 30, 2004;

E. On November 30, 2004, ODB and BNDESPAR executed, with BRASKEM acting as Intervening Party, the “Third Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR” (“Third Addendum”), establishing an extension of the Term until March 31, 2005 due to the failure to complete the process of integration into BRASKEM of all publicly held companies controlled thereby; and

F. The Parties mutually agree upon the further extension of the Term given that ODB intends to grant BNDESPAR a longer period to better evaluate the form of recomposing its interest in the share capital of BRASKEM, in which case the other provisions of the Shareholders’ Agreement, as amended by the Addendum, by the Second Addendum and by the Third Addendum, shall remain valid, as applicable;

NOW THEREFORE, the Parties resolve to execute this Fourth Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR (“Fourth Addendum”), which shall be governed by the following clauses and conditions:

1. The terms and expressions used in this Fourth Addendum but not defined herein shall have the meaning ascribed thereto in the Shareholders’ Agreement;

2. Given the ODB intention to grant BNDESPAR a longer period to better evaluate the form of recomposing its interest in the share capital of BRASKEM, the

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Parties mutually resolve to extend the term set out in Clause Six of the Shareholders’ Agreement, as amended by the Third Addendum, to July 31, 2007, and this Clause of the Shareholders’ Agreement shall have the following wording:

“CLAUSE SIX
GENERAL PROVISIONS

6.1 This Agreement shall be effective as long as BNDESPAR holds more than five percent (5%) of the share capital of BRASKEM (“Successor Company”), or for a period of ten (10) years as from the date of execution of this Agreement, namely, August 24, 2001, whichever occurs first.

6.1.1 If BNDESPAR does not hold more than five percent (5%) of the Successor Company, BNDESPAR will have to achieve 5% of the share capital of the Successor Company until July 31, 2007, during which period this Agreement shall be extended, except for the capacity of appointment of the board of directors, as defined in item 2.1 of Clause Two.

6.1.2 During the extension period established above, or while BNDESPAR does not achieve 5% of the Successor Company, whichever occurs first, the CONTROLLING SHAREHOLDERS undertake to allow BNDESPAR to appoint a representative to attend the meetings of the Board of Directors of the Successor Company exclusively as listener, as well as to allow the access to all information addressed to such board.

6.1.3 If during the extension period established in item 6.1.1 above, BNDESPAR (i) does not achieve 5% of the share capital of the Successor Company, this Agreement shall be terminated by operation of law; (ii) does achieve the 5% of the share capital of the Successor Company, this Agreement shall remain in effect for the remaining term."

2. The other provisions of the Shareholders’ Agreement, of the Addendum, of the Second Addendum and of the Third Addendum, which do not conflict with this Fourth Addendum, shall remain valid.

IN WITNESS WHEREOF, the Parties execute this Fourth Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. — BNDESPAR, in the presence of two (02) undersigned witnesses.

Rio de Janeiro, March 22, 2005

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ODEBREHCT S.A.

BNDES PARTICIPAÇÕES S.A. – BNDESPAR

BRASKEM S.A.

WITNESSES:

1.	2.
Name:	Name:
RG:	RG:

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THIRD ADDENDUM TO THE SHAREHOLDERS’ AGREEMENT ENTERED
INTO BETWEEN THE CONTROLLING SHAREHOLDERS OF TRIKEM
S.A. AND BNDES PARTICIPAÇÕES S.A. – BNDESPAR

By this instrument, the Parties below:

I. ODEBRECHT S.A., a joint-stock company with its principal place of business at Avenida Luiz Viana Filho, 2.841, Paralela, in the City of Salvador, State of Bahia, enrolled with the National Register of Legal Entities (CNPJ) under No.15.105.588/0001-15, herein represented pursuant to its Bylaws, and acting by itself and its controlled companies, hereinafter referred to as ODB; and

II. BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a wholly-owned subsidiary of the National Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), with its principal place of business in Brasília, Federal District, and service offices at Avenida República do Chile, 100, parte, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ under No. 00.383.281/0001-09, duly represented pursuant to its Bylaws, hereinafter referred to as BNDESPAR;

and, as INTERVENING PARTY;

III. BRASKEM S.A. (successor of Trikem S.A.), a joint-stock company with its principal place of business at Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari, State of Bahia, enrolled with the CNPJ under No. 42.150.391/0001-70, herein represented pursuant to its Bylaws, hereinafter referred to as BRASKEM;

WHEREAS:

A. On August 24, 2001, OPP Química S.A., ODB and BNDESPAR, as well as Trikem S.A. (“Trikem”) as Intervening Party, executed the "Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A. acting as Intervening Party" ("Shareholders’ Agreement");

B. On January 12, 2004, BRASKEM, in the capacity of successor of OPP Química S.A., Odebrecht Química S.A., ODB and BNDESPAR executed, with Trikem acting as Intervening Party, an “Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. (“Addendum”), establishing that if BNDESPAR is no longer the holder of 5% of the company that succeeds Trikem, BNDESPAR would have six (6) months as from the date of succession to achieve 5% of the share capital of the succeeding company, during which period the Shareholders’ Agreement would be extended (“Term”);

C. On January 15, 2004, Trikem was merged into BRASKEM, which succeeded Trikem in all of its rights and obligations, including those resulting from the Shareholders’ Agreement and the Addendum. As a result of the merger of Trikem, BNDESPAR became the shareholder of BRASKEM with 3.8% of its capital;

D. On July 13, 2004, ODB and BNDESPAR executed, with BRASKEM acting as Intervening Party, the “Second Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR” (“Second Addendum”), establishing an extension of the Term due to the public offering of primary distribution of class “A” preferred shares issued by BRASKEM, simultaneously held in Brazil and abroad (“Global Offer”), until November 30, 2004;

E. In spite of the successful completion of the Global Offer, the Parties mutually agree upon the further extension of the Term in view of the failure to complete the process of integration into BRASKEM of all publicly held companies controlled thereby, in which case the other provisions of the Second Addendum, the Addendum and the Shareholders’ Agreement shall remain valid, as applicable;

NOW THEREFORE, the Parties resolve to execute this Third Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR (“Third Addendum”), which shall be governed by the following clauses and conditions:

1. The terms and expressions used in this Third Addendum but not defined herein shall have the meaning ascribed thereto in the Shareholders’ Agreement;

2. Given the current market scenario, the Parties mutually resolve to extend the term set out in Clause Six of the Shareholders’ Agreement, as amended by the Second Addendum, to March 31, 2005, and this Clause of the Shareholders’ Agreement shall have the following wording:

“CLAUSE SIX
GENERAL PROVISIONS

6.1 This Agreement shall be effective as long as BNDESPAR holds more than five percent (5%) of the share capital of BRASKEM (“Successor Company”), or for a period of ten (10) years as from the date of execution of this Agreement, namely, August 24, 2001, whichever occurs first.

6.1.1 If BNDESPAR does not hold more than five percent (5%) of the Successor Company, BNDESPAR will have to achieve 5% of the share capital of the

Successor Company until March 31, 2005, during which period this Agreement shall be extended, except for the capacity of appointment of the board of directors, as defined in item 2.1 of Clause Two.

6.1.2 During the extension period established above, or while BNDESPAR does not achieve 5% of the Successor Company, whichever occurs first, the CONTROLLING SHAREHOLDERS undertake to allow BNDESPAR to appoint a representative to attend the meetings of the Board of Directors of the Successor Company exclusively as listener, as well as to allow the access to all information addressed to such board.

6.1.3 If during the extension period established in item 6.1.1 above, BNDESPAR (i) does not achieve 5% of the share capital of the Successor Company, this Agreement shall be terminated by operation of law; (ii) does achieve the 5% of the share capital of the Successor Company, this Agreement shall remain in effect for the remaining term."

2. The other provisions of the Shareholders’ Agreement, of the Addendum and of the Second Addendum, which do not conflict with this Third Addendum, shall remain valid.

IN WITNESS WHEREOF, the Parties execute this Third Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. — BNDESPAR, in the presence of two (02) undersigned witnesses.

Rio de Janeiro, November 30, 2004

ODEBREHCT S.A.

BNDES PARTICIPAÇÕES S.A. – BNDESPAR

BRASKEM S.A.

WITNESSES:

1.	2.
Name:	Name:
RG:	RG:

SECOND ADDENDUM TO THE SHAREHOLDERS’
AGREEMENT ENTERED INTO BETWEEN THE
CONTROLLING SHAREHOLDERS OF TRIKEM S.A.
AND BNDES PARTICIPAÇÕES S.A. – BNDESPAR

By this instrument, the Parties below:

I. ODEBRECHT S.A., a joint-stock company with its principal place of business at Avenida Luiz Viana Filho, 2841, paralela, in the City of Salvador, State of Bahia, enrolled with the National Register of Legal Entities (CNPJ) under No. 15.105.588/0001-15, herein represented pursuant to its Bylaws, and acting by itself and its controlled companies, hereinafter referred to as ODB; and

II. BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a wholly-owned subsidiary of the National Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), with its principal place of business in Brasília, Federal District, and service offices at Avenida República do Chile, 100, 19º e parte do 20º andares, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ under No. 00.383.281/0001-09, duly represented pursuant to its Bylaws, hereinafter referred to as BNDESPAR;

and, as INTERVENING PARTY;

III. BRASKEM S.A. (successor of Trikem S.A.), a joint-stock company with its principal place of business at Rua Eteno, 1561, Pólo Petroquímico de Camaçari, State of Bahia, enrolled with the CNPJ under No. 42.150.391/0001-70, herein represented pursuant to its Bylaws, hereinafter referred to as BRASKEM;

WHEREAS:

A. On August 24, 2001, OPP Química S.A., ODB and BNDESPAR, as well as Trikem S.A. (“Trikem”) as intervening party, executed the "Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. –BNDESPAR, with Trikem S.A. acting as Intervening Party" ("Shareholders’ Agreement");

B. On January 12, 2004, BRASKEM, in the capacity of successor of OPP Química S.A., Odebrecht Química S.A., ODB and BNDESPAR entered into, with Trikem acting as Intervening Party, an “Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR,

with Trikem S.A. acting as Intervening Party” (“Addendum”), establishing that if BNDESPAR is no longer the holder of 5% of the company that succeeds Trikem, BNDESPAR will have six (6) months as from the date of succession to achieve 5% of the share capital of the succeeding company, during which period the Shareholders’ Agreement will be extended (“Term”);

C. On January 15, 2004, Trikem was merged into BRASKEM, which succeeded Trikem in all of its rights and obligations, including those resulting from the Shareholders’ Agreement and the Addendum. As a result of the merger of Trikem, BNDESPAR became the shareholder of BRASKEM with 3.8% of its capital;

D. At a meeting of the BRASKEM board held on April 1, 2004, a public offering for primary distribution was approved, which is to be held simultaneously in Brazil and abroad (“Global Offer”), in the amount of approximately R$900 million, through share capital increase, with the issue of class “A” preferred shares by BRASKEM, the Global Offer of which is being registered with the Brazilian Securities Commission and with the Securities and Exchange Commission of the United States.

E. the possible change of the share interest held by BNDESPAR in the share capital of BRASKEM until the Term has lapsed, which will occur on July 15, 2004, may cause a delay in the obtaining of the registrations of the Global Offer, due to the alteration of a substantial portion of the documents related thereto;

F. The Parties hereto mutually acknowledge the need of extending the Term; however, the other provisions of the Addendum and of the Shareholders’ Agreement shall remain valid to the extent applicable;

NOW THEREFORE, the Parties resolve to execute this Second Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR (“Second Addendum”), which shall be governed by the following clauses and conditions:

1. The terms and expressions used in this Second Addendum but not defined herein shall have the meaning ascribed thereto in the Shareholders’ Agreement;

2. As a result of the possible performance of the Global Offer in the upcoming month of July and of the consequences of a possible change in the share interest held by BNDESPAR in the share capital of BRASKEM on the swift obtaining of the registration of the Global Offer, the Parties mutually resolve to extend the term set out in Clause Six of the Shareholders’ Agreement, as amended by the Addendum, to November 30, 2004, whereupon this Clause of the Shareholders’ Agreement shall have the following wording:

“CLAUSE SIX
GENERAL PROVISIONS

6.1 This Agreement shall be effective as long as BNDESPAR holds more than five percent (5%) of the share capital of BRASKEM (“Successor Company”), or for a period of ten (10) years as from the date of execution of this Agreement, namely, August 24, 2001, whichever occurs first.

6.1.1 If BNDESPAR does not hold more than five percent (5%) of the Successor Company, BNDESPAR will have to achieve 5% of the share capital of the Successor Company until November 30, 2004, during which period this Agreement shall be extended, except for the capacity of appointment of the board of directors, as defined in item 2.1 of Clause Two.

6.1.2 During the extension period established above, or while BNDESPAR does not achieve 5% of the Successor Company, whichever occurs first, the CONTROLLING SHAREHOLDERS undertake to allow BNDESPAR to appoint a representative to attend the meetings of the Board of Directors of the Successor Company exclusively as listener, as well as to allow the access to all information addressed to such board.

6.1.3 If during the extension period established in item 6.1.1 above, BNDESPAR (i) does not achieve 5% of the share capital of the Successor Company, this Agreement shall be terminated by operation of law; (ii) does achieve the 5% of the share capital of the Successor Company, this Agreement shall remain in effect for the remaining term."

2. The other provisions of the Shareholders’ Agreement and of the Addendum, which do not conflict with this Second Addendum, shall remain valid.

IN WITNESS WHEREOF, the Parties execute this Second Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. — BNDESPAR, in the presence of two (02) undersigned witnesses.

Rio de Janeiro, July 13, 2004

_________________________________________
ODEBRECHT S.A.

_________________________________________
BNDES PARTICIPAÇÕES S.A. - BNDESPAR

_________________________________________
BRASKEM S.A.

ADDENDUM TO THE SHAREHOLDERS’
AGREEMENT ENTERED INTO BETWEEN THE
CONTROLLING SHAREHOLDERS OF TRIKEM S.A.
AND BNDES PARTICIPAÇÕES S.A. – BNDESPAR,
WITH TRIKEM S.A. ACTING AS INTERVENING
PARTY

By this instrument, the Parties below:

I. BRASKEM S.A. (successor of OPP Química S.A.), a joint-stock company with its principal place of business at Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari, State of Bahia, enrolled with the National Register of Legal Entities (CNPJ) under No. 42.150.391/0001-70, herein represented pursuant to its Bylaws, hereinafter referred to as BRASKEM;

II. ODEBRECHT QUÍMICA S.A., a joint-stock company with its principal place of business at Rua Hidrogênio, 3342, sala 01, Pólo Petroquímico de Camaçari, Camaçari – BA, enrolled with the CNPJ under No. 57.015.018/0001-84, herein represented pursuant to its Bylaws, hereinafter referred to as ODEQUI;

III. ODEBRECHT S.A., a joint-stock company with its principal place of business at Avenida Luiz Viana Filho, 2841, Paralela, in the City of Salvador, State of Bahia, enrolled with the CNPJ under No. 15.105.588/0001-15, herein represented pursuant to its Bylaws, hereinafter referred to as ODB; and

IV. BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a wholly-owned subsidiary of National Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), with its principal place of business in Brasília, Federal District, and service offices at Avenida República do Chile, no 100, 19º e parte do 20º andares, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ under No. 00.383.281/0001-09, duly represented pursuant to its Bylaws, hereinafter referred to simply as BNDESPAR;

and, as INTERVENING PARTY;

V. TRIKEM S.A., a joint-stock company with its principal place of business at Rua Hidrogênio, 3.342, Pólo Petroquímico de Camaçari, Camaçari – BA, enrolled with the CNPJ under No. 13.558.226/0001-54, herein represented pursuant to its Bylaws, hereinafter referred to as COMPANY,

WHEREAS:

A. On August 24, 2001, OPP Química S.A., ODB and BNDESPAR, as well as the COMPANY in the capacity of intervening party, entered into the "Shareholders’

Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A. acting as Intervening Party" ("Shareholders’ Agreement");

B. According to relevant facts and call notices published on December 10, 2003, Extraordinary General Meetings of BRASKEM and the COMPANY will be held next January 15, 2004, so as to resolve on the merger of the COMPANY into BRASKEM;

C. Item 6.1 of the Shareholders’ Agreement establishes that it will be effective as long as BNDESPAR holds more than 10% of the share capital of the COMPANY or more than 5% of the company that may succeed it;

D. The Parties cannot assure what the composition of the share capital of BRASKEM will be after the merger of the COMPANY, nor the percentage that will be held by BNDESPAR;

E. The Parties are interested in extending the Shareholders’ Agreement for more six (6) months as from the date of merger of the COMPANY into BRASKEM, as well as establish the validity guidelines of the Shareholders’ Agreement during such extension period;

NOW THEREFORE, the Parties resolve to enter into this Addendum to the Shareholders’ Agreement (“Addendum”), which shall be governed by the following clauses and conditions:

1. Given the upcoming merger of the COMPANY into BRASKEM, the Parties resolve to change the wording of item 6.1 of Clause 6 of the Shareholders’ Agreement in order to foresee the extension hereof for more six (6) months as from such merger, as well as to establish the validity guidelines of the Shareholders’ Agreement during such extension period. Item 6.1 shall have the following wording:

“CLAUSE SIX
GENERAL PROVISIONS

6.1 This Agreement shall be effective as long as BNDESPAR holds more than ten percent (10%) of the share capital of the COMPANY or more than five percent (5%) of any company succeeding it, or for a period of ten (10) years, whichever occurs first.

6.1.1 If BNDESPAR does not hold more than five percent (5%) of the successor company, BNDESPAR will have six (6) months as from the succession of the COMPANY, i.e., the date of the Extraordinary General Meeting that will resolve on the merger, to reach 5% of the share capital of the successor company, during which period this Agreement shall be extended, except for the capacity of appointment of the board of directors, as defined in item 2.1 of Clause Two.

6.1.2 During the extension period established above, or while BNDESPAR does not achieve 5% of the successor company, whichever occurs first, the CONTROLLING SHAREHOLDERS undertake to allow BNDESPAR to designate a representative to attend the meetings of the Board of Directors of the successor company exclusively as listener, as well as to allow the access to all information addressed to such board.

6.1.3 If during the extension period established in item 6.1.1 above, BNDESPAR (i) does not reach 5% of the share capital of the successor company, this Agreement shall be terminated by operation of law; (ii) does achieve the 5% of the share capital of the successor company, this Agreement shall remain in effect for the remaining term.

2. The other provisions of the Shareholders’ Agreement that were not changed by this Addendum shall remain valid.

IN WITNESS WHEREOF, the Parties execute this Addendum to the Shareholders’ Agreement in the presence of two (02) undersigned witnesses.

Signature page of the Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A. acting as intervening party.

Rio de Janeiro, January 12, 2004.

_______________________________
BRASKEM S.A.

_______________________________
ODEBRECHT QUÍMICA S.A.

_______________________________
ODEBRECHT S.A.

     _______________________________
BNDES PARTICIPAÇÕES S.A. – BNDESPAR

_______________________________
TRIKEM S.A.

WITNESSES:

1.	2.
Name:	Name:
RG:	RG:

SHAREHOLDERS’ AGREEMENT ENTERED INTO
BETWEEN THE CONTROLLING SHAREHOLDERS OF
TRIKEM S.A. AND BNDES PARTICIPAÇÕES S.A. –
BNDESPAR, WITH TRIKEM S.A. ACTING AS
INTERVENING PARTY

By this instrument, the Parties below:

I - OPP QUÍMICA S.A., a joint-stock company with its principal place of business at Rua Eteno, 1582, Camaçari, State of Bahia, enrolled with the National Register of Legal Entities (CNPJ) under No. 16.313.363/0001-17, herein represented pursuant to its Bylaws, hereinafter referred to individually as OPP,

II - BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a wholly-owned subsidiary of the National Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), with its principal place of business in Brasília, Federal District, and service offices at Avenida República do Chile, 100, 19° e parte do 20° andares, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ under No. 00.383.281/0001-09, duly represented pursuant to its Bylaws, hereinafter referred to simply as BNDESPAR; and

III - TRIKEM S.A., as INTERVENING PARTY, a joint-stock company, with its principal place of business at Rua Hidrogênio, 3342, Pólo Petroquímico de Camaçari, Camaçari, State of Bahia, enrolled with the CNPJ under No. 13.558.226/0001-54, herein represented pursuant to its Bylaws, hereinafter referred to as COMPANY,

Resolve to enter into this Shareholders’ Agreement, according to the clauses and conditions below:

CLAUSE ONE
MAINTENANCE OF THE COMPANY’S
SHARE CONTROL

1.1 The CONTROLLING SHAREHOLDERS hereby assume before BNDESPAR the obligation, either directly or indirectly, throughout the term of this Agreement, to alternatively:

a) keep shares representing at all times the majority of the voting capital of the COMPANY, under the terms of article 116 of Law 6404/76; or

b) participate in the control group of the COMPANY, with persons bound by a voting trust of the COMPANY, pursuant to article 118 of Law

6404/76, and with a percentage not lower than twenty-six percent (26%) of the voting capital of the COMPANY (hereinafter referred to as CONTROL SHARES).

1.2 Should the CONTROLLING SHAREHOLDERS wish to transfer, assign or dispose of, in any way, with or without cost, the CONTROL SHARES or the subscription rights corresponding to the CONTROL SHARES, BNDESPAR may require that the transaction of transfer of ownership of the CONTROL SHARES comprises all of the shares held thereby, subject to the same price and payment conditions.

1.3 The transfer, assignment or disposal of the CONTROL SHARES in violation of the provisions of this clause shall be null and void by operation of law, and the COMPANY shall be required not to make any registration that would breach the rules set forth herein.

1.4 If the COMPANY becomes involved in any procedure of corporate reorganization, merger or consolidation, which results in its extinction, the obligations assumed by the CONTROLLING SHAREHOLDERS under item 1.1 shall become effective in connection with the company that succeeds the COMPANY, and the provisions contained therein shall apply to such company. The Parties agree that the events described in this item 1.4 do not entail the transfer of the share control under the terms of item 1.1 above, and BNDESPAR shall not be entitled to a tag-along right, pursuant to item 1.2.

1.5 In the occurrence of any procedure of corporate reorganization, merger or consolidation, which results in the extinction of the COMPANY, all the obligations and rights resulting from this Agreement shall be automatically succeeded by the new company.

CLAUSE TWO
EXERCISE OF THE VOTING RIGHT

2.1 The CONTROLLING SHAREHOLDERS, as long as they hold sufficient common shares to elect the members of the Board of Directors of the COMPANY, which assure the majority plus one of the members, undertake, during the term of this Agreement, to exercise their voting rights so as to guarantee the election to this Board of one (1) member designated by BNDESPAR. In the event the CONTROLLING SHAREHOLDERS’ interest in the common capital assures only an indication of the majority of the members of the Board, and therefore, it is not possible to keep a Board member for BNDESPAR, then the CONTROLLING SHAREHOLDERS agree to take the procedures required to assure that BNDESPAR will have a nonvoting position in this Board, but with the right to attend the meetings of the Board of Directors of the COMPANY, as well as to assure the access to all information addressed to such Board for examination, sending them at least ten (10) days before the date such meetings are to be held.

CLAUSE THREE
CORPORATE MANAGEMENT

3.1 The CONTROLLING SHAREHOLDERS undertake before BNDESPAR to perform the acts required for the COMPANY to execute, as long as it is registered as a publicly held company, the following guidelines and rules concerning its administration, and to provide, as per the terms of Ruling No. 32 of the Brazilian Securities Commission –CVM, dated March 16, 1984, the "ITR" quarterly information, and furthermore, any periodical or possible information determined by such ruling, within the timeframes established thereby.

3.2 The CONTROLLING SHAREHOLDERS undertake before BNDESPAR to keep the minimum limit of shares of the COMPANY in possession of minority shareholders, considering the proportion of twenty percent (20%) of the total capital of the COMPANY and pursuant to the provisions in item 1.5.

CLAUSE FOUR
FORMATION OF RESERVES
WITH EFFECTS ON THE DISTRIBUTION OF DIVIDENDS

4. During the term of this Agreement, the CONTROLLING SHAREHOLDERS undertake to exercise their voting right so as not to resolve, without the prior express consent of BNDESPAR, which is to be given within thirty (30) days, otherwise the matters will be considered approved, on the formation of reserves or funds that affect the COMPANY’s results, with effects on the rights and interests of the minority shareholders.

CLAUSE FIVE
COMPULSORY PURCHASE AND SALE OF SHARES

5.1 In the event of noncompliance with any obligation assumed in this Agreement by the CONTROLLING SHAREHOLDERS or by the COMPANY, the infringing party shall, within thirty (30) days, remedy such noncompliance so that the opposed act is rendered ineffective, and should it not do so, BNDESPAR may demand that the controlling shareholders, jointly and severally, acquire, within thirty (30) days after the previous period, all of the shares held thereby in the capital of the COMPANY. The CONTROLLING SHAREHOLDERS hereby agree that the price for the shares shall be one of the following amounts, at the discretion of BNDESPAR:

a) the weighed average price, based on the number of shares traded on the São Paulo Stock Exchange – BOVESPA over the last ninety (90) trading sessions prior to the date of the notice dealt with in item 5.2, in which the shares issued by the

COMPANY were traded. Calculation of such weighed average shall be made by dividing the financial traded volume by the number of traded shares issued by the COMPANY.

b) the economic value of the shares, ascertained according to the discounted cash flow method, by a first-tier investment bank retained by the COMPANY, and accepted and chosen by BNDESPAR from a three-name list presented by the COMPANY.

5.2 If the CONTROLLING SHAREHOLDERS are notified to acquire the shares of BNDESPAR as provided for in the above item, and fail to do so within thirty (30) days, they shall also be subject to the payment of a default fine of ten percent (10%) of the total amount established for the BNDESPAR shares.

CLAUSE SIX
GENERAL PROVISIONS

6.1 This Agreement shall be effective as long as BNDESPAR holds more than ten percent (10%) of the share capital of the COMPANY, more than five percent (5%) of the company that may succeed it, or for a period of ten (10) years, whichever occurs first.

6.2 This Agreement is binding on the parties and their successors in any way.

6.3 All the obligations are hereby assumed by the parties on an irrevocable and irreversible basis.

6.4 The parties hereto agree that the simple payment of losses and damages will not constitute proper offsetting in case of nonperformance of the obligations assumed in this Agreement, which shall admit specific enforcement pursuant to the provisions of article 118 of Law No. 6404 of December 15, 1976, as partially amended by Law No. 9457 of May 5, 1997.

6.5 Each of the parties shall be entitled to request the Chairman of the COMPANY’s General Meeting to declare the invalidity of the vote issued against an express provision of this Agreement, and to request the Executive Office to immediately cancel registration of the transfer of common shares that has been made without observing the preemptive right assured hereunder, irrespective of any judicial or extrajudicial procedure.

6.6 According to the provisions in article 118 of Law No. 6404 of December 15, 76, as partially amended by Law No. 9457 of May 5, 1997, an original copy of this Agreement shall be filed at the COMPANY’s headquarters and the obligations deriving therefrom shall be annotated on the registration books and on the share certificates.

6.7 The CONTROLLING SHAREHOLDERS expressly acknowledge BNDESPAR’s right to freely dispose of its shares in the COMPANY, and BNDESPAR, at any time and at its sole discretion, shall have the option to dispose of the shares either totally or partially.

6.8 Any notice to the parties with respect to this Agreement shall be made in writing as follows: i) by registered letter; ii) by facsimile; iii) by any other form, including telex, telegram, which provides a written proof of its content.

6.9 If any of the provisions of this Agreement is considered null or unenforceable by a competent authority, it shall be considered excluded from the Agreement, and the remaining provisions shall remain fully valid and effective. If the excluded clause is essential to the performance of this Agreement, the parties undertake to adopt adequate alternative provisions having the same effects as the excluded clause, on pain of termination of this Agreement.

6.10 This Agreement comprises the full understanding of the Parties with regard to the matters regulated by it, and this Agreement shall prevail over any other previous document or understanding between the Parties.

CLAUSE SEVEN
TERMS

7.1 The terms set out in this Agreement shall start to run as from the date of receipt of the respective written notices by the parties.

7.2 The terms referring to BNDESPAR shall take effect as from the filing of the documents at Av. Republica do Chile, n° 100, Rio de Janeiro (RJ).

7.3 When computing the terms, the day of receipt of the documents will be excluded and the day of expiry will be included.

CLAUSE EIGHT
JURISDICTION

8.1 The parties elect the courts of this City of Rio de Janeiro, to take cognizance of the matters resulting from construction of this Agreement.

IN WITNESS WHEREOF, the parties execute this instrument in three (3) counterparts of identical form and content, for one sole purpose, in the presence of the undersigned witnesses.

Rio de Janeiro, August 24, 2001

by BNDES PARTICIPAÇÕES S.A. – BNDESPAR:

________________________               _________________________

By OPP QUÍMICA S.A.:

________________________               _________________________

By ODEBRECHT S.A.:

________________________               _________________________

By TRIKEM S.A.:

________________________               _________________________

WITNESSES:

________________________               _________________________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.